



02027866

NO ACT
P.E 1-18-02
1-12776

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2002

Act 1934
Section
Rule 14A-8
Public Availability 3/27/2002

Richard J. Grossman
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

Re: Refac
Incoming letter dated January 18, 2002

Dear Mr. Grossman:

This is in response to your letters dated January 18, 2002 and February 15, 2002 concerning the shareholder proposal submitted to Refac by David A. Lang. We also have received letters from the proponent dated February 6, 2002 and February 25, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: David A. Lang
250 West 94th Street
New York, NY 10025

082788

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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January 18, 2002

VIA HAND DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Refac-Omission of Stockholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of our client, Refac, a Delaware corporation (the "Company"), in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we hereby enclose six copies of the following:

1. A letter dated December 28, 2001 from David A. Lang (the "Proponent"), the beneficial owner of at least $2,000 in market value of voting securities of the Company, including the Proponent's proposal for action at the Company's upcoming 2002 Annual Meeting of stockholders (the "Annual Meeting") and the statement of the Proponent in support thereof (collectively, the "Proposal")[1] attached hereto as Exhibit A.

2. This letter setting forth the reasons why the Proposal may properly be omitted from the Company's proxy statement (the "Proxy Statement") for the Annual Meeting pursuant to Rule 14a-8(i)(7), Rule 14a-8(i)(1) and Rule 14a-8(i)(3).

We wish to inform the Staff (the "Staff") of the Securities and Exchange Commission (and, by a copy of this letter, the Proponent) of the intended omission of the Proposal from the Proxy Statement and to explain the reasons for the Company's position.

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[1] The supporting statement in the Proposal was revised from the one submitted by the Proponent on December 6, 2001 after the Company advised the Proponent by letter dated December 19, 2001 that it was the Company's position that the Proponent's original proposal exceeded the 500 word limit contained in Rule 14a- 8(d).

The Proposal

The Proponent requests that the Company include the Proposal in the Company's Proxy Statement for its Annual Meeting. The Proposal consists of a resolution which would read in its entirety as follows:

> RESOLVED, that the stockholders of REFAC urge the board to take the necessary steps to change the public accounting firm engaged for the annual independent audit and to amend and improve corporate disclosure practices. The amendments shall include compliance with the American Stock Exchange and SEC requirements for public dissemination of changes in officer & director employment. The disclosure improvements shall include disclosure of the number of shareholders of record of the Company and the results of the voting at the annual meeting, including the number of "broker routine" votes included in the voted shares.

Reasons for Omission of the Proposal

I. The Proposal concerns a matter dealing with the Company's ordinary business operations, and, therefore, may be excluded under Rule 14a-8(i)(7).

A. The Appointment and Removal of an Auditor is Within the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) provides that a stockholder proposal may be excluded if it deals with a matter relating to a company's ordinary business operations. Under Rule 14a-8(i)(7) therefore it is solely within the purview of the board of directors of the Company (the "Board") to submit such proposals for stockholder approval. The Proposal mandates that the Board take the necessary steps to change the public accounting firm engaged for the annual audit. Previous Staff decisions, the Company's internal policies and procedures regarding independent auditors and the American Stock Exchange ("Amex") Listing Requirements, on which exchange the Company is listed, support a finding that the Proposal relates to the Company's ordinary business operations.

The Staff has previously affirmed that stockholder proposals relating to the method in which independent auditors are chosen may be excluded as relating to matters reserved for the board of directors and management of a company. See, e.g., SONICblue Incorporated (March 23, 2001); Excalibur Technologies Corporation (May 4, 1998); Occidental Petroleum Corporation (December 11, 1997); Rentrak Corporation (June 9, 1997); and Transamerica Corporation (March 8, 1996). In Rentrak, the Staff noted that a company's ordinary business operations include "internal auditing policies" and, in Occidental and in Transamerica, the Staff noted that a company's ordinary business operations include the "selection" of a company's independent auditors.[2]

The Staff has traditionally recognized that the criteria and selection of independent auditors is an ordinary business matter within the discretion of the board of directors. See e.g., LTV Corporation (December 30, 1996) (proposals requiring report on auditors financial capacity to pay claims); Occidental Petroleum Corporation (December 28, 1995); LTV Corporation (November 22, 1995) (proposal

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[2] In a recent no-action letter regarding The Walt Disney Company ("Disney") publicly released on December 18, 2001 (the "Disney Letter"), the Staff considered a proposal (the "Disney Proposal") submitted to Disney calling upon the board of Disney to "adopt a policy that in the future the firm that is appointed to be the Company's (Disney's) independent accountants will only provide audit services to the Company and not provide any other services." In the Disney Letter, the Staff concluded that "[i]n view of the widespread public debate concerning the impact of non-audit services on auditor independence and the increasing recognition that this issue raises significant policy issues, we do not believe that Disney may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7)." The Proposal and the circumstances surrounding it are clearly distinguishable from the Disney Proposal. First of all, Grant Thornton, the Company's auditors, only provides the Company with a minimal amount of non-audit services. Additionally, the issue in the Proposal is whether the Board or stockholders has the power and authority to select the independent auditors and not whether stockholders may impose restrictions on non-audit services to be provided by the auditors. Therefore, the concerns expressed by the Staff in the Disney Letter do not exist in this situation and the rationale of the Disney Letter, namely the independence of auditors in view of significant non-audit fees, is not applicable to the Proposal. This fact was expressly acknowledged by the United Association S&P 500 Index Fund (the "Fund"), the proponent of the Disney Proposal, in its November 8, 2001 response letter. In that letter the Fund stated that "[t]o put it plainly, the Fund's proposal does not seek, nor does it care, who the Company selects to be its independent accountant. All that the Fund's proposal seeks is protection that the independent accountant's objectivity is not compromised by receiving payment for other services to the Company."

requiring auditors to provide surety); Texaco Inc. (August 23, 1993) (proposal requiring rotation of auditors every three to five years); Pacific Gas & Electric Company (January 26, 1993) (proposal requiring rotation of auditors every three years); and Monsanto Company (January 17, 1989) (proposal requiring independent auditors to be selected by competitive bidding).

In a no-action letter issued to Community Bancshares, Inc. (March 15, 1999), the Staff did not recommend enforcement action when the proponent attempted to alter the manner in which that company's auditors were selected. The proponent in Community Bancshares proposed that Community Bancshares amend its bylaws to require that an audit committee choose that company's auditors from a group meeting specified criteria. More recently, in the SONICblue Incorporated no-action letter the Staff concluded that "[t]here appears to be some basis for your view that SONICblue may exclude the proposal (to have SONICblue's auditor be selected annually by shareholder vote) under rule 14a-8(i)(7), as relating to SONICblue's ordinary business operations (i.e., the method of selecting independent auditors). Accordingly, we will not recommend enforcement action to the Commission if SONICblue omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7)." SONICblue Incorporated (March 23, 2001). Like the Proposal, the proposals in Community Banchshares and SONICblue dealt with matters within the ordinary course of business operations that were reserved for the board of directors.

The procedural and managerial aspects of the Company's business further support the position that the Proposal relates to ordinary business operations. In conducting the Company's ordinary business operations and on the basis of the recommendation of the Company's Audit Committee (the "Audit Committee"), the Company's Board considers a number of factors in determining whether to change its independent auditors. Such factors include, without limitation, auditor expenses, auditor experience, auditor expertise and the time and resources management and employees would have to devote to working with new auditors who would have to acquaint themselves with the Company, its financial statements and its internal accounting controls and procedures. Because of the need to evaluate these and other factors, the selection of auditors falls solely to the Board as part of the Company's ordinary business operations.

Lastly, the Amex Listing Requirements support a determination that the Proposal relates to the ordinary business operations of the Company. Pursuant to the Amex Listing Requirements, the Company must have an audit committee consisting of at least three directors who are independent of the Company's management and who are able to read and understand fundamental financial statements. The Company is required to have a formal written audit committee charter which must be reviewed and reassessed annually. Section 121(B)(a)(iii) of the Amex Listing Requirements provides that the charter must specify "the outside auditor's ultimate accountability to the board of directors and the Audit Committee, as representatives of [stock]holders, and these [stock]holder representatives' ultimate authority and responsibility to select, evaluate, and, where appropriate, replace the outside auditor (or to nominate the outside auditor to be proposed for shareholder approval in any proxy statement)". The audit committee charter must also include guidelines as to the audit committee's responsibility for overseeing the independence of the outside auditor.[3]

The Amex Listing Requirements relating to audit committees place responsibility for selecting the auditors, or at least nominating the auditors for stockholder approval, on the Board and the Audit Committee. More particularly, as mandated by the Amex Listing Requirements, the Company has adopted a written charter for the Audit Committee (the "Audit Charter"). Pursuant to the Audit Charter, the responsibilities of the Audit Committee include (i) making "recommendations to the Board as to the selection of the firm of independent public accountants to audit the books and accounts .... each fiscal year." and (ii) instructing the "independent auditors that the [Audit] Committee and the Board are responsible for the[ir] selection, evaluation, and termination." Therefore, since the Proposal would effectively allow the stockholders to make the determination to replace the outside auditors it would grant to stockholders power, that by the Amex Listing Requirements and the Audit Charter are committed to the Board. In essence, the Proposal conflicts with the Board's and the Audit Committee's duties in the conduct of the Company's ordinary business operations, including overseeing, changing, selecting or recommending auditors.

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[3]We note that the Company has traditionally sought ratification of its auditors from its stockholders even though it is not required to do so either by applicable law or by the Amex Listing Requirements.

For all of the above reasons, the Proposal must be omitted under Rule 14a-8(i)(7) as the selection of the Company's independent auditors is within the Company's ordinary business operations.

B. Disclosure Decisions Are Within the Company's Ordinary Business Operations.

As noted above, Rule 14a-8(i)(7) allows the Company to omit a stockholder proposal that relates to the ordinary business operations of the Company. A key policy consideration underlying Rule 14a-8(i)(7) is the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." (Release No. 34-40018, May 28, 1998). The responsibility for overseeing the financial accounting and disclosure process is a complex task with respect to which stockholders are not in a position to make an informed judgment. The Staff has frequently taken the position that proposals requesting additional disclosure about a particular matter are excludable under the above mentioned rule, if the "subject matter" of the proposal relates to a matter of ordinary business operations. See Release No. 34-20091 (August 16, 1983); See also CNF Transportation Inc. (January 26, 1998); Emerson Electric Co. (September 29, 1998); The Reader's Digest Association, Inc. (September 2, 1998); and Kohl's Corporation (March 23, 1998).

The Proposal would result in: (i) stockholder involvement in accounting and disclosure decisions and (ii) the making of additional disclosures to stockholders beyond the applicable reporting requirements to which the Company is already subject. As discussed below, the Staff has traditionally found that disclosure matters relate to the ordinary business operations of the Company. Moreover, it is the Company's view that what data is to be reported and in what format is an ordinary business operations decision properly left to the Company's Board and management and not its stockholders. Therefore, because of the subject matter of the Proposal and the Staff's recent interpretations as discussed below, the Company submits that the Proposal is excludable because it relates to the Company's ordinary business operations.

The Company believes its position is consistent with the Staff's interpretation of Rule 14a-8(i)(7) set forth in Johnson Controls, Inc. (October 26, 1999). The proposal in Johnson Controls would have required additional disclosure and the Staff accordingly concluded that there were sufficient grounds to exclude the proposal under Rule 14a-8(i)(7). The Staff in Johnson Controls announced, however, that it would no longer take a no-action position with respect to the omission of proposals "solely because they relate to the preparation and content of documents filed with or submitted to the Commission." Rather, the Staff would consider "whether the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business." The Staff reasoned that Johnson Controls had met this standard because the subject proposal "relat[ed] to its ordinary business operations (i.e., the presentation of financial statements in reports to shareholders)," which is similar to the case here. As discussed below, various no-action letters issued before and after Johnson Controls solidify the Company's view that the Proposal is excludable.

The Staff has repeatedly held that proposals relating to financial accounting and disclosure decisions and presentations are excludable under Rule 14a-8(i)(7) as involving the ordinary business operations of a company. See, e.g., The Boeing Company, (March 6, 2000) (proposal requiring disclosure of the use of employee pension fund trust assets and/or surplus in all earnings statements to shareholders was excludable); General Electric Company (February 10, 2000) (proposal requiring discontinuance of accounting technique was properly excludable); See also, Johnson Controls, Inc. (October 26, 1999); The Travelers Group, Inc. (March 13, 1998); LTV Corporation (November 25, 1998) (proposal requiring disclosure of certain information about the financial capacity of its auditors in the annual reports to shareholders was properly excludable); General Electric Company (January 28, 1997); American Stores Company (April 7, 1992); Pacific Gas & Electric Co. (December 13, 1989); General Motors Corp. (March 10, 1989); and Minnesota Mining and Manufacturing Co. (March 23, 1988).

The Proposal requests that the Company generally "improve corporate disclosure practices" and include certain additional specified disclosures, some of which are already required to be included in the Company's filings with the Securities and Exchange Commission (the "Commission"). The required content of the Company's periodic reports and annual report and proxy statement to shareholders are regulated by the rules and regulations of the Commission. Once applicable regulatory requirements have been met, a determination of what additional information, if any, is to be included in the Company's disclosures, is within the discretion of the Board and management and is fundamentally a part of the ordinary business decisions made by the Company. As discussed below, the Staff has consistently held that decisions regarding the presentation of disclosure in a registrant's reports to shareholders, as well as the form and content of such presentation, are ordinary business matters. The Staff has traditionally taken the view that the determination of what disclosures to stockholders are desirable in addition to that which is necessary to meet reporting requirements should be left to the discretion of the board of directors and the management of a company as a matter relating to the conduct of the ordinary business operations of a company. See, e.g., International Business Machines Corporation (January 19, 1999) (allowing omission of a proposal because it would, if implemented, specify additional disclosures in the company's proxy materials); ConAgra, Inc. (June 10, 1998) (allowing omission of a proposal because it would, if implemented, require the company to supplement the disclosures made in its annual report on Form 10-K and other periodic reports); Circuit City Stores, Inc. (April 6, 1998) (same); General Motors Corporation (February 28, 1997) (allowing omission of a proposal recommending disclosure of taxes paid and collected by the company in the annual report); WPS Resources Corp. (January 23, 1997) (allowing omission of a proposal requesting additional disclosure of the costs of the company's "quality program"); E.I. du Pont de Nemours and Company (January 31, 1996) (allowing omission of a proposal requiring the company to disclose in the annual report certain cost information relating to product and environmental liability, employee medical benefits and compliance with environmental regulations); and Pacific Telesis Group (January 30, 1992) (allowing omission of a proposal calling for disclosure in a Summary Annual Report of certain information relating to subsidiaries and investments).

The Staff also has consistently permitted the omission under Rule 14a-8(i)(7) of stockholder proposals relating more generally to accounting policies and the presentation of financial statements to stockholders. See, e.g., Conseco, Inc. (April 18, 2000) (proposal to establish a committee of outside directors to oversee development of accounting policies to ensure that the company's accounting methods adequately reflect the risk of subprime lending); Household International, Inc. (March 13, 2000) (same); Honeywell International Inc. (February 29, 2000) (proposal requesting that the board investigate whether or not management utilized improper accounting practices to derive excessive incentive based compensation tied to earnings performance); General Electric Company (February 10, 2000) (proposal requesting disclosure of the financial effect of the company's pension plans on operations); LTV Corporation (November 25, 1998) (proposal requesting disclosure of information with respect to the company's outside auditors); and American Telephone and Telegraph Company (January 29, 1993) (proposal requesting that the company provide separate income statements for a subsidiary).

For all of the above reasons, the Proposal must be omitted under Rule 14a-8(i)(7) as the content of the Company's disclosures and decisions related thereto are within the Company's ordinary business operations.

C. Where Part of a Proposal Implicates Ordinary Business Matters, the Entire Proposal Must Be Omitted under Rule 14a-8(i)(7).

As detailed above, it is the Company's opinion that all matters contained in the Proposal are within the Company's ordinary business operations. However, even if the Staff concludes that part of the Proposal addresses items or matters that are not within the ordinary course of business such conclusion is not sufficient to require the Company to submit the Proposal to its stockholders and the entire Proposal should be omitted under Rule 14a-8(i)(7).

The Staff has expressly allowed the exclusion of a wide range of proposals where only a portion of the relief sought addressed ordinary business matters. In E*Trade Group, Inc. (October 31, 2000), the Staff allowed the omission of a proposal, which recommended a number of potential mechanisms for increasing shareholder value, under the ordinary business exclusion. The Staff concluded that even though only two out of four of the mechanisms suggested by the proponent implicated ordinary business matters, the entire proposal should be omitted. The Staff expressly noted that "although the proposal appears to address matters outside the scope of ordinary business, subparts "c." and "d." relate to E*TRADE's ordinary business operations. Accordingly, insofar as it has not been the Division's practice to permit revisions under rule 14a-8(i)(7), we will not recommend enforcement action to the Commission if E*TRADE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7)." Similarly, in Associated Estates Realty Corp. (Mar. 23, 2000), the Staff held that a proposal relating in part to officer compensation and the adoption of a business plan to increase shareholder value was excludable under Rule

14a-8(i)(7) "because the proposal relates in part to ordinary business operations (e.g., the disposition of non-core businesses and assets)." The same conclusion that was reached in the above mentioned no-action letters should be reached in this situation if the Staff finds that only part of the Proposal addresses matters outside the scope of the Company's ordinary business. See also, General Electric Company (February 10, 2000); Wal-Mart Stores, Inc. (March 15, 1999); The Warnaco Group, Inc. (March 21, 1999); Kmart Corporation (March 12, 1999); Z-Seven Fund, Inc. (November 3, 1999); and M&F Worldwide Corp. (March 29, 2000).

In sum, even if the Staff were to view a portion of the Proposal as raising a matter not within the scope of the Company's ordinary business, since other items specifically sought under the Proposal relate to ordinary business matters, the entire Proposal should be excluded under Rule 14a-8(i)(7).

II. The Proposal concerns a matter that under Delaware law is not a proper subject for stockholder action, and, therefore, may be excluded under Rule 14a- 8(i)(1).

Rule 14a-8(i)(1) provides that a company may exclude a stockholder proposal if the proposal concerns a subject that is not a proper subject for stockholder action under the laws of a company's state of incorporation. The Staff has historically taken the interpretative view that unless a specific provision in a state's corporate code, or the corporation's charter or bylaws states otherwise, a board of directors has exclusive discretion in corporate matters. See Securities and Exchange Act Release No. 34-12999 (November 22, 1976); See also, Pay Less Drug Stores (April 11, 1975).

The Company's state of incorporation is Delaware. No provision in the Delaware General Corporation Law ("DGCL"), the Company's bylaws, or its certificate of incorporation vests the stockholders with the power to make decisions regarding corporate disclosure or the power to choose the Company's independent auditors. To the contrary, Section 141(a) of the DGCL provides that, in the absence of specific restrictions in its certificate of incorporation, a corporation shall be managed by its board of directors. The certificate of incorporation of the Company contains no limitations on the power of the Company's Board with respect to corporate disclosure practices or the appointment of auditors. Specifically, Section 141(a) of the DGCL provides that, in relevant part, "the business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." See Grimes v. Donald, Del. Ch., C.A. No. 13358, slip op. at 16, Allen C. (Jan. 11, 1995) ("[a] fundamental precept of Delaware corporation law is that it is the board of directors, and neither shareholders nor managers, that has the ultimate responsibility for the management of the enterprise"), aff'd, Del. Supr., 673 A.2d 1207 (1996). The Delaware Supreme Court described this grant of power as follows: "[a] cardinal precept of the [DGCL] is that directors, rather than shareholders, manage the business and affairs of the corporation." See Aronson v. Lewis, 473 A. 2d 805, 811 (Del. 1984); Zapata Corp. v. Maldonado, Del. Supr., 430 A.2d 779, 782 (1981) (Section 141(a) "is the fount of directorial powers").

As noted earlier, the Proposal urges that the Company take the necessary steps to "improve corporate disclosure practices" and purports to mandate that the Company make certain specified disclosures including certain specified disclosures which are not required by the rules of the Commission.[4] The Proposal encroaches impermissibly upon the powers that Delaware law places within the discretion of the Board. Contrary to Delaware law and the Audit Charter, the Proposal improperly seeks to remove such discretion from the Board and place it in the hands of the Company's stockholders.

The Staff has previously concurred with the position that, where applicable state law vests a company with the power to choose auditors, such company may omit stockholder proposals dealing with the manner of auditor selection. See Pay Less Drug Stores (April 11, 1975). In the no-action letter issued to Pay Less Drug Stores, the Staff refrained from taking enforcement action with respect to Pay Less Drug Stores' decision to omit a stockholder's proposal because the proposal requested that a stockholder nominate such company's auditors. There, the registrant cited the California Corporations Code Section that vested corporations with the power to "[a]ppoint such subordinate officers or agents as its business may require ...." As noted above, the DGCL utilizes similar language to empower the board to select corporate agents. The Proposal violates Delaware law just as the stockholder proposal in Pay Less Drug Stores failed to conform to California law. Thus, like the

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[4]While certain of the mandated disclosures are already required under the rules of the Commission others, such as "broker routine votes," are not required disclosures.

proposal with respect to Pay Less Drug Stores, the purpose and effect of the Proposal, if implemented, would be to grant to the stockholders powers that are committed by state law and by the Company's constituent documents to its Board.

In addition, the Proposal's specific mandate relating to the Company's existing auditors and changes to its disclosure process also invalidates the Proposal. The Proposal purports to require specific and immediate action by the Board regardless of whether the directors think such actions are in the best interests of the stockholders or consistent with the directors' fiduciary duties under Delaware law. As discussed above, Section 141 of the DGCL provides for management of a corporation by its board of directors in the absence of specific restrictions in its certificate of incorporation or as provided by law. The certificate of incorporation does not contain any such limitations and under Delaware law the board of directors, not stockholders, is thus required to manage the business and affairs of the Company. Therefore, the Proposal, if implemented, could cause the directors to violate Section 141 of the DGCL and thus, it should be omitted from the Proxy Statement. In addition, because the Proposal could violate the DGCL if it were implemented, it is not a proper subject for action by the Company's stockholders at the Annual Meeting and accordingly, it should also be omitted from the Proxy Statement under Rule 14a-8(i)(1).

III. The Proposal May Be Omitted Pursuant to Rule 14a-8(i)(3) Because It Is Contrary to Rule 14a-9.

A. The Proposal Is Vague, Indefinite and, thus, Misleading in Violation of Rule 14a-9.

Pursuant to Rule 14a-9, the Staff has consistently taken the position that a company may exclude a proposal pursuant to Rule 14a-8(i)(3) if the proposal is "vague, indefinite and, therefore, potentially misleading." Commonwealth Energy System (February 27, 1989). A proposal may be excluded where the meaning and application of terms or the standards under the proposal "may be subject to differing interpretations." See IDACORP, Inc. (September 10, 2001) (shareholder proposal seeking to amend the company's certificate of incorporation to provide a shareholder right of recall was excluded as vague and indefinite); CBRL Group, Inc. (September

6, 2001) (shareholder proposal seeking to have the company include a full and complete disclosure in its annual report "of all expenses relating to corporate monies being used for personal benefit of officers and directors" was excluded as vague and indefinite); H.J. Heinz Company (May 25, 2001) (shareholder proposal requesting that the company implement a human rights standards program was excluded on the grounds that it was vague and indefinite); Exxon Corporation (January 29, 1992); Bank of New England Corporation (February 5, 1990); Fuqua Industries, Incorporated (March 12, 1991); Wendy's International, Incorporated (February 6, 1990); and Hershey Foods Corporation (December 27, 1988).

The Staff also has found that a proposal may be excluded where "neither the shareholders voting on the proposal, nor the Company implementing the proposal, if adopted, would be able to determine with any reasonable certainty exactly what actions would be taken under the proposal." See Fuqua Industries Incorporated (March 12, 1991). For example, in A.H. Belo Corporation (January 29, 1998), a shareholder proposal was excluded because "neither the shareholders voting on the proposal, nor the Company, would be able to determine with reasonable certainty what measures the Company would take if the proposal was approved." See Also See also Gannett Co., Inc. (February 24, 1998) (Staff concurred in exclusion of shareholder proposal because it was "unclear what action the Company would take if the proposal were adopted"); Corning Incorporated (February 18, 1997); Occidental Petroleum Corporation (February 11, 1991); Wendy's International, Incorporated (February 6, 1990); North Fork Bancorporation, Incorporated (March 25, 1992); and NYNEX Corporation (January 24, 1990).

As in the foregoing examples, the Proposal uses subjective and highly ambiguous terms. In particular, the Proposal requests that the Company "amend and improve corporate disclosure practices", but the Proposal contains no definition or guidelines as to what constitutes improved corporate disclosure or as to how and by whom such a determination should be made. The Company's shareholders are being asked to approve a proposal that provides absolutely no guidelines or standards as to what steps the Company may be expected to take. Consequently, the Proposal is effectively rendered meaningless given that it is so open-ended and subject to vastly different interpretations.

If the Company were to attempt to implement the Proposal, it would be left with no guidance as to what exactly would constitute an improvement in corporate disclosure. Without such guidance, the Company could potentially implement the Proposal in contravention of the intentions of the shareholders who voted for it. Therefore, if the Proposal were to be adopted, neither the Company, the Board nor the shareholders could determine what actions would be required in connection with its implementation. Because of the Proposal's vagueness and indefiniteness, the Company believes it may properly be omitted from the Proxy Statement pursuant to Rule 14a-8(i)(3).

B. The Proposal is Materially False and Misleading in Violation of Rule 14a-9.

The Proposal is contrary to Rule 14a-9, which prohibits false or misleading statements in proxy material, and therefore may properly be omitted from the Proxy Statement under Rule 14a-8(i)(3). The Staff has consistently concurred that a company may properly exclude entire shareholder proposals and supporting statements where they contain false and misleading statements or omit material facts necessary to make such proposals and supporting statements not false and misleading. See The Swiss Helvetia Fund, Inc. (April 3, 2001); General Magic, Inc. (May 1, 2000); Aetna, Inc. (February 3, 1997); North Fork Bancorporation, Incorporated (March 25, 1992); and Wellman, Inc. (March 25, 1992). The Staff also has on many occasions found that a company may properly exclude certain portions of shareholder proposals and supporting statements from its proxy materials where they contain false and misleading statements or omit material facts necessary to make statements made therein not false or misleading. See Peoples Energy Corporation (November 26, 2001); Phoenix Gold International, Inc. (November 21, 2001); Emerson Electric Co. (October 27, 2000); Comshare, Incorporated (August 23, 2000); National Fuel Gas Company (November 18, 1999); CCBT Bancorp, Inc. (April 20, 1999); Chock Full O'Nuts Corporation (October 14, 1998); Allegheny Energy, Inc. (March 5, 1998); The SBC Communications Inc. (February 10, 1998); and Baldwin Piano and Organ Company (February 20, 1998).

In light of the pervasive nature of the false and misleading statements included in the Proposal, consistent with the authorities cited above, the Company believes the entire Proposal may properly be excluded. The Company believes that the Proposal is materially false and misleading and that each of the following quotations contain the types of false and misleading statements that are prohibited under Rule 14a-9 and which the Staff has previously concurred are prohibited under Rule 14a-8(i)(3):

1. In the first and second sentences of the first paragraph of the supporting statement, the Proponent asserts that: "REFAC reporting & disclosure is deficient in many respects as compared with both conventional standards and the immediate needs of shareholders. The Company's current SEC filings are clumsy, including incorrect mailing address and inconvenient incorporated reference inclusions." These statements are unsupported and misleading in many respects, and the use of words such as "deficient" and "clumsy" clearly make these assertions inflammatory. The Company's filings are carefully prepared and reviewed under the supervision of the Board and when applicable the Audit Committee. These statements directly impugn the character of the Company and the Board without factual foundation and are per se misleading and thus excludable under Rules 14a-8(i)(3) and 14a-9. Additionally, the Proponent fails to substantiate the statement and without proper substantiation there is no way for a shareholder to properly assess the Proponent's assertion.

2. In the first sentence of the second paragraph of the supporting statement, the Proponent asserts that: "REFAC's failure .... is symptomatic of the Company's uncommunicative policies to shareholders and the investing public." The allegation that the management of the Company is "uncommunicative" is materially false and misleading, and a direct violation of Note (b) to Rule 14a-9. In direct contrast to the assertions of the Proponent implying that the Company's management has failed to effectively communicate with shareholders and the investing public and to thus act in the best interests of the Company's shareholders, the Company diligently communicates with the investing public and makes itself available to meet with shareholders and routinely responds to inquiries of shareholders regarding the Company and its business. This statement could easily mislead shareholders into believing that the Board has failed to execute and discharge its duties in less than a scrupulous fashion. The Proponent thus tries to disparage the management and the Board with the use of such innuendo.

3. In the second sentence of the third paragraph of the supporting statement, the

Proponent asserts that: ".... the integrity and usefulness of the audited statements is compromised." This statement further maligns the Company's directors and auditors and falsely and misleadingly alleges that the Company's directors and auditors have not properly performed their duties. The charges are particularly unfounded given that the audit financial statements for the fiscal year ended December 31, 2001 have not been finalized and are in the process of being prepared and reviewed by the Company's auditors and the Board. These malicious charges impugn the character and integrity of the Company's directors without a factual foundation and are precisely the type of unsubstantiated allegations that Note (b) to Rule 14a-9 is intended to prevent.

4. In the second and third sentences of the fourth paragraph of the supporting statement, the Proponent asserts that: "Operating losses are significant and corporate liquidity is becoming taut. Material business investments have soured and are write-down candidates." These statements are inherently vague and thus misleading in many respects. Their only purpose is to embarrass and harass the Company and such assertions are inflammatory.

Summary

For each of the reasons set forth above, the Proposal should be omitted from the Proxy Statement for the 2002 Annual Meeting. The Company seeks a determination by the Staff that it will not recommend enforcement action to the Commission should the Company omit the Proposal from the Company's Proxy Statement.

It is presently anticipated that the Company's definitive proxy material will be filed with the Commission on or about April 10 , 2002, the date on which the Company presently intends to begin mailing the Proxy Statement to stockholders.

Should the Staff disagree with the Company's conclusions regarding the omission of the Proposal from the Proxy Statement, or should any additional information be desired in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of your response.

If you have any questions or comments regarding this request, please call the undersigned at (212) 735-2116.

Very Truly Yours,



Richard J. Grossman

cc: David A. Lang
Robert L. Tuchman

EXHIBIT A

DAVID A. LANG

FILE COPY

December 28, 2001

Robert L. Tuchman
President & Chief Executive Officer
REFAC
115 River Road
Edgewater, NJ 07020-1099

By Registered Mail Delivery

Subject: Shareholder Proposal

Dear Bob:

The revised shareholder resolution for action at the next REFAC shareholder meeting is attached, as is my proponent statement. The word count is 456.

Also, pursuant to Rule 14-a8, I affirm my intention to at least maintain the disclosed REFAC shareholdings through the date of the annual meeting at which I will offer the attached proposal.

Please let me know if you identify any factual misstatements in the proposal, which I shall promptly amend.



David A. Lang

cc: Mark N. Kaplan
Grant Thornton LLP

enc: 122101 Proposal 14-a8 DOC

250 WEST 94TH STREET • NEW YORK, NY • 10025
PHONE: 917-846-3556 • FAX: 212-531-1326

Proposal

David A. Lang, a common stockholder and registered stockbroker, also d.b.a *HedgeFundWarrior.com* (software development), gives notice of intent to present the following proposal at the annual meeting.

> RESOLVED, that the stockholders of REFAC urge the board to take the necessary steps to change the public accounting firm engaged for the annual independent audit and to amend and improve corporate disclosure practices. The amendments shall include compliance with the American Stock Exchange and SEC requirements for public dissemination of changes in officer & director employment. The disclosure improvements shall include disclosure of the number of shareholders of record of the Company and the results of the voting at the annual meeting, including the number of "broker routine" votes included in the voted shares.

Statement by Shareholder in Support of the Proposal

REFAC reporting & disclosure is deficient in many aspects as compared with both conventional standards and the immediate needs of the shareholders. The Company's current SEC filings are clumsy, including incorrect mailing address and inconvenient incorporated reference inclusions. The recent departure of a senior officer & director was not publicly noticed, as required by American Exchange listing standards.

REFAC's failure to disclose basic stockholder information including proxy voting results is symptomatic of the Company's uncommunicative policies to shareholders and the investing public. Shareholder interests are better served by a policy that encourages an informed shareholder base, as urged by this resolution.

REFAC management has announced a future "fair value" write-down of assets which, with the apparent consent of Grant Thornton, will not be reflected in the 2001 year audit. While it is not known if this will cause Grant Thornton to qualify their opinion, the integrity and usefulness of the audited statements is compromised.

These administrative and policy failings occur during a time when the Company is executing a major change in business strategies, with no apparent good effect. Operating losses are significant and corporate liquidity is becoming taut. Material business investments have soured and are write-down candidates.

The May, 2001 proxy statement discloses that the accounting firm Grant Thornton LLP was paid a total of $105,000 for professional services during the year 2000, which services include, by knowledge and belief, oversight of REFAC's disclosure and accounting policies. For such fees, shareholders are entitled to a more professional standard of compliance with statutory requirements.

A further advantage of the accounting change is that it will prompt a thorough and independent review of asset values at a time when directors and shareholders may need to evaluate the "going concern" value of the Company.

Still further, a vote in favor of this resolution signifies dissatisfaction with the governance, operating and investment performance of REFAC and urges the directors to take specific steps to address this dissatisfaction.

Wordcount, including headings: 456

As of December 28, 2001, David A.Lang owns 24,109 shares of REFAC stock.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE

NEW YORK 10036-6522

TEL: (212) 735-3000

FAX: (212) 735-2000

http://www.skadden.com

DIRECT DIAL
212-735-2116
DIRECT FAX
917-777-2116
EMAIL ADDRESS
RGROSSMA@SKADDEN.COM

FIRM/AFFILIATE OFFICES

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February 15, 2002

VIA HAND DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Refac - Omission of Shareholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

We refer to our letter dated January 18, 2002 (the "January 18 Letter") on behalf of our client, Refac, a Delaware corporation (the "Company"). In the January 18 Letter, we requested concurrence of the Staff of the Securities and Exchange Commission (the "Staff") that the shareholder proposal (the "Proposal") submitted to the Company by David A. Lang (the "Proponent") may properly be excluded from the proxy materials to be distributed by the Company in connection with its 2002 annual meeting of shareholders (the "Proxy Materials"). This letter is in response to the letter from the Proponent to the Staff dated February 6, 2002 (the "Proponent's Letter").

In accordance with Rule 14a-8(j)(2), enclosed herewith are six additional copies of each of (i) this letter and (ii) the Proponent's Letter attached hereto as Exhibit A.

I. Introduction

The Proponent's Letter makes no effort to challenge, refute or distinguish the extensive authority and precedent cited in the January 18 Letter. Instead, the Proponent recognizes that he is "writing to challenge certain mischarcterizations and allegations .... [and] to bring certain facts to your [the Staff's] attention."

Moreover, the Proponent acknowledges that he "cannot cite cases specifically supporting my right to have the Proposal included in the Company proxy."

II. Bases for Excluding the Proposal

A. The Proposal is Excludable Under Rule 14a-8(i)(7) and Rule 14a-8(i)(1).

For the reasons detailed in Sections I and II of the January 18 Letter, the Company continues to believe that the Proposal may properly be excluded from the Proxy Materials because the Proposal concerns (i) a matter dealing with the Company's ordinary business operations and (ii) a matter that under Delaware law is not a proper subject for stockholder action, and, therefore, may be excluded under Rule 14a-8(i)(7) and Rule 14a- 8(i)(1).

The Proponent's Letter does nothing to rebut the showing made by the Company as to why it is permitted to omit the Proposal from the Company Proxy Materials under Rule 14a-8(i)(7) and Rule 14a- 8(i)(1). Other than through statements expressing his personal opinion and without any legal basis, the Proponent makes no attempt to refute the Company's showing that the Proposal covers matters that are in the ordinary course of the Company's business and that the Proposal encroaches impermissibly upon the powers that Delaware law places within the discretion of the Company's board of directors. For example, the Proponent presents no authority or precedent in support of his statement that "[i]nasmuch as laws require auditor ratification by shareholders, I believe the Proposal and the accompanying Statement are permissible under Rule 14-8A." Accordingly, for the reasons set forth in the January 18 Letter, the Company continues to believe that the Proposal is properly excludable from the Proxy Materials under Rule 14a-8(i)(7) and Rule 14a-8(i)(1).

B. The Proposal is Excludable Under on Rule 14a-8(i)(3)

For the reasons set forth in Section III of the January Letter, the Company continues to believe that the Proposal may properly be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is contrary to Rule 14a-9, which prohibits false or misleading statements in Proxy Materials. In the January 18 Letter, the Company contended that the Proposal may properly be excluded because it is vague and indefinite, and is subject to differing interpretations. The January 18 Letter also identifies a series of false, misleading and inflammatory statements in the Proposal. The Proponent's primary response is that these statements represent his beliefs[1] - - a response that does not cure otherwise false, misleading and inflammatory statements. Accordingly, for the reasons set forth in the January 18 Letter, the Company continues to believe that the Proposal is properly excludable from the Proxy Materials under Rule 14a-8(i)(7)

III. Other Matters.

The Company does not object to sending this letter and other notices related to the Proposal to HFW Inc. ("HFW") at the address set forth in the Proponent's Letter. However, the Company is opposed to, and does not believe it is required to agree to, the amendment of the Proposal to include HFW as a co-proponent because it is "convenient" to the Proponent. Additionally, the Company does not believe there is any requirement for it to deliver documents to the Proponent through the use of electronic document delivery and has declined to do so.

IV. Conclusion

For the reasons stated above, including the reasons stated in the January 18 Letter, the Company believes it may properly exclude the Proposal from the Proxy Materials and requests the Staff's concurrence with its views. Should the Staff disagree with the Company's conclusions regarding the exclusion of the Proposal from the Proxy Materials, or should any additional information be desired in support of the Company' s position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

---

1 In one instance he even boasts that "the assertion is clearly a shareholder opinion."

If you have any questions or comments regarding this request, please call the undersigned at (212) 735-2116.

Very truly yours,



Richard J. Grossman

cc: David A. Lang
HFW, Inc.
Robert L. Tuchman

EXHIBIT A

David A. Lang
250 West 94th Street
New York, NY 10025
917-846-3536 DAL51@aol.com

February 6, 2002

VIA EXPRESS MAIL
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Subject: Reply to REFAC/Skadden Brief to omit Lang shareholder proposal

Madams and Sirs:

I heartily welcome the Commission's review of REFAC's Brief, prepared and submitted by Skadden, Arps et al, to omit my shareholder Proposal from the forthcoming proxy materials. I am writing to challenge certain mischaracterizations and allegations evident in the Brief. Also, I want to bring certain facts to your attention. Finally, I ask the Commission to take certain steps to limit the burden and cost that the action of the Company and its legal counsel has imposed on me.

I am unable to respond to the extensive legal citations contained in Skadden's 17-page Brief. I assume that common sense will limit the application of the standards cited in re **General Electric, Boeing, Travelers, LTV, Transamerica, Excalibur, Occidental Petroleum, TEXACO, Emerson Electric, Johnson Controls, The Reader's Digest Association Conseco, Honeywell, duPont, General Motors, IBM, ATT, Walmart, Kmart, Disney** to the standards appropriate to REFAC, a professional service company with diminishing cash and a stock market value of about $10 million.

I trust the written and financial record of the Company, in light of the Commission's reputation for supporting shareholder rights, will be persuasive to the Commission and that the sought for relief will be denied. As Proponent (Lang), I have extensive files of subject material available for Commission review.

Beginning with the mischaracterizations

The Brief identifies me as the 'owner of more than 2,000 shares', which I think is an inadequate description. I previously informed the Company, concurrent with the Proposal submission, that I owned 24,000 shares. I am a known, long-term owner of REFAC stock and was, more than 10 years ago, a Company officer & director. The Company knows, and perhaps should have disclosed that I am a NASD-registered stockbroker.

My argument gains weight from the fact that, despite the small absolute and percentage amount of my holding, it is larger than the shareholding of each and every REFAC officer & director, after excluding shares owned by CEO Robert L. Tuchman pursuant to a purchase and security Agreement with the Company.

The Brief contends that the Proposal violates ordinary business rules and the prerogatives of the board and the audit committee. The Brief concedes that auditor election has traditionally been a matter of shareholder action, but seeks to deny the airing of an opinion on the past performance of that action. Inasmuch as laws require auditor ratification by shareholders, I believe the Proposal and the accompanying Statement are permissible within Rule 14-8A

As a layman, I cannot cite cases specifically supporting my right to have the Proposal included in the Company proxy. But I can say that the Proposal, as an advisory to the board and audit committee, does not contain any disqualifying characteristics. The Proposal gives no criteria, procedure or term for audit selection; it merely counsels a change. It is advisory. The Proposal relies on the good faith and professional qualifications of the board for any decisions or implementation.

The Brief further mischaracterizes the Proposal as an interference with ordinary disclosure decisions. *The primary issue is compliance, not disclosure.* The Proposal Statement identifies three items and events where the Company has clearly failed to meet SEC & AMEX rules. The Brief does not addresses the failure to properly disclose the resignation of a senior officer and director, the failure to disclose results of voting at the annual meeting nor the factual misreporting to the Commission contained in all Company filings since June, 1998.

It is also a mischaracterization that the Proposal, as the Brief contends, "purport(s) to mandate that the Company...make certain specified disclosures which are not required by the rules of the Commission." The Proposal simply urges "the board to take necessary steps" and includes certain suggestions. The fact that one of these suggestions may exceed a statutory minimum disclosure should not disqualify the shareholder initiative.

> It is a curious fact that the Brief concedes that certain of the Proposal suggestions are already required under the rules of the Commission (footnote 4, page 11). The Brief fails to note REFAC's non-compliance with these same rules.

The contention that the "specified disclosures" interfere with board and audit committee prerogative is at odds with a later claim that the Proposal "provides absolutely no guidelines or standards as to what steps the Company may be expected to take". I disagree with this contention since A) specific albeit not inclusive suggestions are included and B) definitions, guidelines and standards are not an appropriate or feasible topic for shareholder proposals.

The Brief asserts that the "Proposal uses subjective and highly ambiguous terms..." The Brief fails to identify any such term or ambiguity. A literal reading of this argument appears to presume a lack of confidence in the knowledge and professionalism of the board and audit committee.

The Brief grossly mischaracterizes the Proposal as materially false and misleading, vague, malicious, unfounded, unsupported, unsubstantiated, disparaging, inflammatory, harassing, embarrassing and using innuendo. These allegations are not supported by Lang's communication with the Company, nor does the language of the Proposal and Statement support them.

The Support Statement asserts that "Operating losses are significant and corporate liquidity is becoming taut" which the Brief says is intended "to embarrass and harass the Company and such assertions are inflammatory." While the assertion is clearly a shareholder opinion, this "Proponent" considers it a concise and accurate summary. The public record and extensive research materials prepared by me support the opinion. These materials were previously made available to the audit committee.

The Brief states that the Support Statement referring to "uncommunicative policies to shareholders and the investing public" is an effort "to disparage the management and the board with the use of innuendo". I am aware that the expense and burden of investor disclosure is a matter of opinion and judgment and generally agree it is management not shareholder prerogative. Notwithstanding this view, I think shareholders are entitled to hold and express and opinion about the wisdom and usefulness of such policies and, using the Rule 14-A8 mechanism, seek concurrence from other shareholders.

I disavow any malicious or harassing intent. The fact that the compliance failures identified and the remedies of the Proposal embarrass REFAC management is not due to the language or intent of the Proponent.

Facts the Commission should know

The Brief fails to discuss the appropriateness of the Company-announced accounting policy whereby the Company intends to conduct a fair-value asset write-down in the period after the forthcoming year-end audit. While the accounting aspects of this policy are beyond my knowledge, I can say, as an investment professional and knowledgeable shareholder, that the loss deferring effect of the timing is contrary to shareholder interests and conventional disclosure standards. Indeed, the Proposal is partly motivated by the perceived urgent need for a full and fair accounting.

The Brief fails to offer an opinion on the merits of *"the Company's position"* in any part and is apparently content to be a paid advocate. Although I am not a lawyer, I do not see how the law firm justifies its role as independent counsel to REFAC. Does Skadden acknowledge the reporting lapses and deficiencies? Are corrective actions being taken?

Actions requested of the Commission

I previously referred to the burden and costs of shareholder opposition. Accordingly, I have retained HFW Inc. to provide services to me in connection with the Proposal initiative. HFW is a Fort Lee, New Jersey-based Company of which I am Chief & President, as well as principal stockholder. It would be convenient to name HFW as co-Proponent and therefore speed the receipt of any notices at my Fort Lee office. Can the Commission instruct the Company to make this amendment to the Proposal, despite the passed deadline?

I have separately requested that Skadden make available to me an electronic version of the Brief, which was denied. Can and will the Commission force the use of electronic document delivery when requested?

Conclusion

The opportunity to deliver these arguments to the Commission is highly satisfying. I hope the Commission will agree that my report of events is persuasive and deny the relief improperly sought by the Company.

REFAC is a small, even tiny company with a unique and, for some, appealing history. I am persuaded that actions to preserve the value of the Company are necessary; REFAC management and board have chosen to suppress my Proposal and thereby insulate the board from concerted shareholder opinion. I do not think their choice is consistent with Commission policies or the welfare of the shareholders.

It is encouraging to know that I may in the future, like REFAC, seek guidance from the Commission on related governance issues.

With the highest respect,

Sincerely,



David A. Lang

cc: Robert L. Tuchman, REFAC
Richard Grossman, Skadden, Arps

Enclosures: 020602 Response to Skadden
122101 Proposal 14-A8 DOC
111601 REFAC 3Q01 Analysis

Business address: ***HFW Inc.***
400 Kelby Street @ Parker Plaza
Fort Lee, NJ 07024
Tel 201-592-2334

Six copies

Proposal

David A. Lang, a common stockholder and registered stockbroker, also d.b.a *HedgeFundWarrior.com* (software development), gives notice of intent to present the following proposal at the annual meeting.

> RESOLVED, that the stockholders of REFAC urge the board to take the necessary steps to change the public accounting firm engaged for the annual independent audit and to amend and improve corporate disclosure practices. The amendments shall include compliance with the American Stock Exchange and SEC requirements for public dissemination of changes in officer & director employment. The disclosure improvements shall include disclosure of the number of shareholders of record of the Company and the results of the voting at the annual meeting, including the number of "broker routine" votes included in the voted shares.

Statement by Shareholder in Support of the Proposal

REFAC reporting & disclosure is deficient in many aspects as compared with both conventional standards and the immediate needs of the shareholders. The Company's current SEC filings are clumsy, including incorrect mailing address and inconvenient incorporated reference inclusions. The recent departure of a senior officer & director was not publicly noticed, as required by American Exchange listing standards.

REFAC's failure to disclose basic stockholder information including proxy voting results is symptomatic of the Company's uncommunicative policies to shareholders and the investing public. Shareholder interests are better served by a policy that encourages an informed shareholder base, as urged by this resolution.

REFAC management has announced a future "fair value" write-down of assets, which with the apparent consent of Grant Thornton, will not be reflected in the 2001 year audit. While it is not known if this will cause Grant Thornton to qualify their opinion, the integrity and usefulness of the audited statements is compromised.

These administrative and policy failings occur during a time when the Company is executing a major change in business strategies, with no apparent good effect. Operating losses are significant and corporate liquidity is becoming taut. Material business investments have soured and are write-down candidates.

The May, 2001 proxy statement discloses that the accounting firm Grant Thornton LLP was paid a total of $105,000 for professional services during the year 2000, which services include, by knowledge and belief, oversight of REFAC's disclosure and accounting policies . For such fees, shareholders are entitled to a more professional standard of compliance with statutory requirements.

A further advantage of the accounting change is that it will prompt a thorough and independent review of asset values at a time when directors and shareholders may need to evaluate the "going concern" value of the Company.

Still further, a vote in favor of this resolution signifies dissatisfaction with the governance, operating and investment performance of REFAC and urges the directors to take specific steps to address this dissatisfaction.

Wordcount, including headings: 456

As of December 28, 2001, David A.Lang owns 24,109 shares of REFAC stock.

Memoranda

November 17, 2001

Re: REFAC 3Q01 Quarter Results & Forecast

From: David A. Lang

Summary

REFAC's third quarter continues the pattern of decline evident over the last 4 1/2 years.

Reported 9 mos. earnings were .01 compared with .70 the previous year. Since earnings from investment sales added about $1.8 million and $3.8 million to the respective periods, the more telling comparison is the 9 month loss of $400, 000 versus break-even for the corresponding 9 months.

The principal ingredients of the deterioration are (1) evaporation of trademark licensing activity and (2) the spiraling deterioration of product development activities. Lower employment (learned via Yahoo) is gutting the acquired businesses.

The good news is the increased contribution from recurring license agreements; license profits, despite higher trademark losses, are $200,000 greater than for the corresponding nine months.

The not so good news is the complete depletion of the securities hoard. REFAC liquidated near $4 million during this 9 months, roughly equal to the incremental working capital used for consumer electronics activities.

The most interesting event was the consumer electronics product introduction. Third quarter sales reached $1.5 million, with a calculated gross margin of 28%. Based on announced distribution plans, sales may stay at this level---with any further success dependent on 1Q & 2Q re-orders.

The short success window is due to Company financial limits. Year-to-date, REFAC has invested an incremental $3.8 million for inventory & accounts receivable and $1 million in operating losses in order to produce $1.9 million sales (deduced, since the Company does not fully report inventory). The capital efficiency ratios are not encouraging since the funds invested are a multiple of low margin sales.

Given the high overhead, management's reduction forecast notwithstanding, product operations are hostage to 1st round retail acceptance. The current cash position of $8.6 million, together with $4 million from recurring royalties, can fund only limited new product development while sustaining sales. Further, I consider it unrealistic to think REFAC can underwrite the brand development work needed to compete in the consumer electronics marketplace.

REFAC's cumulated consumer electronics initiative may have created value, but not commensurate with the $10+ million invested and the consequent decimation of the acquired product development business. With the securities accounts now empty, I think the product development cycle will be narrow and short.

Outlook

As shown in the attached forecast, the fourth quarter is likely to be at break-even. The preliminary guess for 2002 is a loss of $1 million. This loss is in addition to the material write-off arising from the "fair value accounting" that the Company has (inappropriately) scheduled for the second quarter of 2002.

In my opinion, the failure of the product strategy will be evident within the next 12 months. At that point, the Company will confront a re-organization.

Investment Opinion

Does the prospective re-org offer opportunities to shareholders? In my opinion, the value of recurring royalties and REFAC's (dormant) credibility as a creative licensor has a value exceeding $6.00 per share. This must be adjusted for the uncertain values and liabilities arising from the electronics venture. Further, there can be no assurance the board of directors will act in a timely and constructive manner. Accordingly, REFAC shares are highly speculative.

Investor cannot rely on current management to create value. Their stewardship has caused significant diminution of REFAC's financial position, profitability and valuation. Five years of positive avowals from management has failed to deliver a single tangible financial success. In my opinion, the Company management lacks the financial experience needed to create profitable business alternatives. I can personally attest they are unreceptive to third party advice.

The shares nonetheless offer value to aggressive, risk tolerant investors. In my opinion, the appropriate corporate strategy is to insulate the recurring royalty streams from the unwinding of various employment and trade agreements. Whether the shareholders benefit depends on (i) salvage value of service and product investments and (ii) the success with which future royalties are re-invested.

I think there is enormous opportunity to create value by leveraging REFAC's reputation for technology licensing and patent enforcement. The environment will be receptive to a "restored" REFAC. Will the board?

David A. Lang
201-592-2333
DAL51@aol.com

Disclosure Note: David Lang is a stockholder and former officer & director of REFAC. Additionally, he is a registered stockbroker and may be active as buyer, seller or agent with respect to REFAC shares.

Accredited& institutional investors are invited to contact David Lang for additional information.

Forecast

REFAC

REFAC P&L Data	2002E	2001E	9mos01	3Q01	6mos01	2Q01	1Q01	2000
Revenue	17-Nov	17-Nov						
Licensing of intellectual property rights	3,000	3,300	2,354	719	1,635	894	741	3,989
Gains & dividends from licensing-related securities	-	1,828	1,828	-	1,828	588	1,240	5,054
Creative Consulting services	3,500	5,000	4,055	1,216	2,839	1,327	1,512	6,497
Manufacture & marketing of consumer products	4,000	3,500	1,939	1,487	452	411	41	905
Dividend income from license-related securities		above	-	-				above
Dividend and interest income	250	525	432	92	340	135	205	569
Other			-	-		-		
Total Revenues	10,750	14,153	10,608	3,514	7,094	3,355	3,739	17,014
Costs and Expenses								
Licensing -related activities	600	700	494	170	324	278	46	1,398
Creative service expenses	3,000	3,500	2,680	781	1,899	930	969	4,255
Consumer product sales costs	3,200	2,600	1,418	1,069	349	315	34	590
Selling, general and administrative expenses	6,000	6,000	4,609	1,344	3,265	1,401	1,864	6,210
Other								
Total Costs and Expenses	12,800	12,800	9,201	3,364	5,837	2,924	2,913	12,453
Gross profit	***3,700***	***5,000***	***6,016***	***1,494***	***2,354***	***1,109***	***1,245***	***5,148***
Operating profit	***(2,300)***	***(1,000)***	***(421)***	***150***	***(911)***	***(292)***	***(619)***	***(1,062)***
Gross profit%	***65%***	***58%***	***57%***	***43%***	***52%***	***42%***	***54%***	***45%***
SG&A %	***57%***	***51%***	***43%***	***38%***	***66%***	***53%***	***81%***	***55%***
Operating %						***-11%***	***-27%***	***-9%***
Income before taxes on income	(2,050)	1,353	1,407	150	1,257	431	827	4,561
Tax rate	36%	36%	38%	72%	34%	29%	36%	36%
Provision for income tax	(738)	487	532	108	424	126	298	1,632
Net Income	(1,312)	866	875	42	833	305	529	2,929
Net %	-12%	6%			12%	9%	14%	17%
Shares Outstanding	3,795	3,795			3,798		3,795	
Diluted EPS	-0.35	0.23	0.23	0.01	0.22	0.24	0.14	0.77

David A. Lang
250 West 94th Street
New York, NY 10025
917-846-3536 DAL51@aol.com

February 6, 2002


RECEIVED
FEB 12 2002
316

VIA EXPRESS MAIL
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Subject: Reply to REFAC/Skadden Brief to omit Lang shareholder proposal

Madams and Sirs:

I heartily welcome the Commission's review of REFAC's Brief, prepared and submitted by Skadden, Arps et al, to omit my shareholder Proposal from the forthcoming proxy materials. I am writing to challenge certain mischaracterizations and allegations evident in the Brief. Also, I want to bring certain facts to your attention. Finally, I ask the Commission to take certain steps to limit the burden and cost that the action of the Company and its legal counsel has imposed on me.

I am unable to respond to the extensive legal citations contained in Skadden's 17-page Brief. I assume that common sense will limit the application of the standards cited in re **General Electric, Boeing, Travelers, LTV, Transamerica, Excalibur, Occidental Petroleum, TEXACO, Emerson Electric, Johnson Controls, The Reader's Digest Association Conseco, Honeywell, duPont, General Motors, IBM, ATT, Walmart, Kmart, Disney** to the standards appropriate to REFAC, a professional service company with diminishing cash and a stock market value of about $10 million.

I trust the written and financial record of the Company, in light of the Commission's reputation for supporting shareholder rights, will be persuasive to the Commission and that the sought for relief will be denied. As Proponent (Lang), I have extensive files of subject material available for Commission review.

Beginning with the mischaracterizations

The Brief identifies me as the 'owner of more than 2,000 shares', which I think is an inadequate description. I previously informed the Company, concurrent with the Proposal submission, that I owned 24,000 shares. I am a known, long-term owner of REFAC stock and was, more than 10 years ago, a Company officer & director. The Company knows, and perhaps should have disclosed that I am a NASD-registered stockbroker.

My argument gains weight from the fact that, despite the small absolute and percentage amount of my holding, it is larger than the shareholding of each and every REFAC officer & director, after excluding shares owned by CEO Robert L. Tuchman pursuant to a purchase and security Agreement with the Company.

The Brief contends that the Proposal violates ordinary business rules and the prerogatives of the board and the audit committee. The Brief concedes that auditor election has traditionally been a matter of shareholder action, but seeks to deny the airing of an opinion on the past performance of that action. Inasmuch as laws require auditor ratification by shareholders, I believe the Proposal and the accompanying Statement are permissible within Rule 14-8A

As a layman, I cannot cite cases specifically supporting my right to have the Proposal included in the Company proxy. But I can say that the Proposal, as an advisory to the board and audit committee, does not contain any disqualifying characteristics. The Proposal gives no criteria, procedure or term for audit selection; it merely counsels a change. It is advisory. The Proposal relies on the good faith and professional qualifications of the board for any decisions or implementation.

The Brief further mischaracterizes the Proposal as an interference with ordinary disclosure decisions. ***The primary issue is compliance, not disclosure.*** The Proposal Statement identifies three items and events where the Company has clearly failed to meet SEC & AMEX rules. The Brief does not addresses the failure to properly disclose the resignation of a senior officer and director, the failure to disclose results of voting at the annual meeting nor the factual misreporting to the Commission contained in all Company filings since June, 1998.

It is also a mischaracterization that the Proposal, as the Brief contends, "purport(s) to mandate that the Company...make certain specified disclosures which are not required by the rules of the Commission." The Proposal simply urges "the board to take necessary steps" and includes certain suggestions. The fact that one of these suggestions may exceed a statutory minimum disclosure should not disqualify the shareholder initiative.

> It is a curious fact that the Brief concedes that certain of the Proposal suggestions are already required under the rules of the Commission (footnote 4, page 11). The Brief fails to note REFAC's non-compliance with these same rules.

The contention that the "specified disclosures" interfere with board and audit committee prerogative is at odds with a later claim that the Proposal "provides absolutely no guidelines or standards as to what steps the Company may be expected to take". I disagree with this contention since A) specific albeit not inclusive suggestions are included and B) definitions, guidelines and standards are not an appropriate or feasible topic for shareholder proposals.

The Brief asserts that the "Proposal uses subjective and highly ambiguous terms..." The Brief fails to identify any such term or ambiguity. A literal reading of this argument appears to presume a lack of confidence in the knowledge and professionalism of the board and audit committee.

The Brief grossly mischaracterizes the Proposal as materially false and misleading, vague, malicious, unfounded, unsupported, unsubstantiated, disparaging, inflammatory, harassing, embarrassing and using innuendo. These allegations are not supported by Lang's communication with the Company, nor does the language of the Proposal and Statement support them.

The Support Statement asserts that "Operating losses are significant and corporate liquidity is becoming taut" which the Brief says is intended "to embarrass and harass the Company and such assertions are inflammatory." While the assertion is clearly a shareholder opinion, this "Proponent" considers it a concise and accurate summary. The public record and extensive research materials prepared by me support the opinion. These materials were previously made available to the audit committee.

The Brief states that the Support Statement referring to "uncommunicative policies to shareholders and the investing public" is an effort "to disparage the management and the board with the use of innuendo". I am aware that the expense and burden of investor disclosure is a matter of opinion and judgment and generally agree it is management not shareholder prerogative. Notwithstanding this view, I think shareholders are entitled to hold and express and opinion about the wisdom and usefulness of such policies and, using the Rule 14-A8 mechanism, seek concurrence from other shareholders.

I disavow any malicious or harassing intent. The fact that the compliance failures identified and the remedies of the Proposal embarrass REFAC management is not due to the language or intent of the Proponent.

Facts the Commission should know

The Brief fails to discuss the appropriateness of the Company-announced accounting policy whereby the Company intends to conduct a fair-value asset write-down in the period after the forthcoming year-end audit. While the accounting aspects of this policy are beyond my knowledge, I can say, as an investment professional and knowledgeable shareholder, that the loss deferring effect of the timing is contrary to shareholder interests and conventional disclosure standards. Indeed, the Proposal is partly motivated by the perceived urgent need for a full and fair accounting.

The Brief fails to offer an opinion on the merits of *"the Company's position"* in any part and is apparently content to be a paid advocate. Although I am not a lawyer, I do not see how the law firm justifies its role as independent counsel to REFAC. Does Skadden acknowledge the reporting lapses and deficiencies? Are corrective actions being taken?

Actions requested of the Commission

I previously referred to the burden and costs of shareholder opposition. Accordingly, I have retained HFW Inc. to provide services to me in connection with the Proposal initiative. HFW is a Fort Lee, New Jersey-based Company of which I am Chief & President, as well as principal stockholder. It would be convenient to name HFW as co-Proponent and therefore speed the receipt of any notices at my Fort Lee office. Can the Commission instruct the Company to make this amendment to the Proposal, despite the passed deadline?

I have separately requested that Skadden make available to me an electronic version of the Brief, which was denied. Can and will the Commission force the use of electronic document delivery when requested?

Conclusion

The opportunity to deliver these arguments to the Commission is highly satisfying. I hope the Commission will agree that my report of events is persuasive and deny the relief improperly sought by the Company.

REFAC is a small, even tiny company with a unique and, for some, appealing history. I am persuaded that actions to preserve the value of the Company are necessary; REFAC management and board have chosen to suppress my Proposal and thereby insulate the board from concerted shareholder opinion. I do not think their choice is consistent with Commission policies or the welfare of the shareholders.

It is encouraging to know that I may in the future, like REFAC, seek guidance from the Commission on related governance issues.

With the highest respect,

Sincerely,



David A. Lang

cc: Robert L. Tuchman, REFAC
Richard Grossman, Skadden, Arps

Enclosures: 020602 Response to Skadden
122101 Proposal 14-A8 DOC
111601 REFAC 3Q01 Analysis

Business address: ***HFW Inc.***
400 Kelby Street @ Parker Plaza
Fort Lee, NJ 07024
Tel 201-592-2334

Six copies

Proposal

David A. Lang, a common stockholder and registered stockbroker, also d.b.a *HedgeFundWarrior.com* (software development), gives notice of intent to present the following proposal at the annual meeting.

> RESOLVED, that the stockholders of REFAC urge the board to take the necessary steps to change the public accounting firm engaged for the annual independent audit and to amend and improve corporate disclosure practices. The amendments shall include compliance with the American Stock Exchange and SEC requirements for public dissemination of changes in officer & director employment. The disclosure improvements shall include disclosure of the number of shareholders of record of the Company and the results of the voting at the annual meeting, including the number of "broker routine" votes included in the voted shares.

Statement by Shareholder in Support of the Proposal

REFAC reporting & disclosure is deficient in many aspects as compared with both conventional standards and the immediate needs of the shareholders. The Company's current SEC filings are clumsy, including incorrect mailing address and inconvenient incorporated reference inclusions. The recent departure of a senior officer & director was not publicly noticed, as required by American Exchange listing standards.

REFAC's failure to disclose basic stockholder information including proxy voting results is symptomatic of the Company's uncommunicative policies to shareholders and the investing public. Shareholder interests are better served by a policy that encourages an informed shareholder base, as urged by this resolution.

REFAC management has announced a future "fair value" write-down of assets, which with the apparent consent of Grant Thornton, will not be reflected in the 2001 year audit. While it is not known if this will cause Grant Thornton to qualify their opinion, the integrity and usefulness of the audited statements is compromised.

These administrative and policy failings occur during a time when the Company is executing a major change in business strategies, with no apparent good effect. Operating losses are significant and corporate liquidity is becoming taut. Material business investments have soured and are write-down candidates.

The May, 2001 proxy statement discloses that the accounting firm Grant Thornton LLP was paid a total of $105,000 for professional services during the year 2000, which services include, by knowledge and belief, oversight of REFAC's disclosure and accounting policies . For such fees, shareholders are entitled to a more professional standard of compliance with statutory requirements.

A further advantage of the accounting change is that it will prompt a thorough and independent review of asset values at a time when directors and shareholders may need to evaluate the "going concern" value of the Company.

Still further, a vote in favor of this resolution signifies dissatisfaction with the governance, operating and investment performance of REFAC and urges the directors to take specific steps to address this dissatisfaction.

Wordcount, including headings: 456

As of December 28, 2001, David A.Lang owns 24,109 shares of REFAC stock.

Memoranda

November 17, 2001

Re: REFAC 3Q01 Quarter Results & Forecast

From: David A. Lang

Summary

REFAC's third quarter continues the pattern of decline evident over the last 4 1/2 years.

Reported 9 mos. earnings were .01 compared with .70 the previous year. Since earnings from investment sales added about $1.8 million and $3.8 million to the respective periods, the more telling comparison is the 9 month loss of $400, 000 versus break-even for the corresponding 9 months.

The principal ingredients of the deterioration are (1) evaporation of trademark licensing activity and (2) the spiraling deterioration of product development activities. Lower employment (learned via Yahoo) is gutting the acquired businesses.

The good news is the increased contribution from recurring license agreements; license profits, despite higher trademark losses, are $200,000 greater than for the corresponding nine months.

The not so good news is the complete depletion of the securities hoard. REFAC liquidated near $4 million during this 9 months, roughly equal to the incremental working capital used for consumer electronics activities.

The most interesting event was the consumer electronics product introduction. Third quarter sales reached $1.5 million, with a calculated gross margin of 28%. Based on announced distribution plans, sales may stay at this level---with any further success dependent on 1Q & 2Q re-orders.

The short success window is due to Company financial limits. Year-to-date, REFAC has invested an incremental $3.8 million for inventory & accounts receivable and $1 million in operating losses in order to produce $1.9 million sales (deduced, since the Company does not fully report inventory). The capital efficiency ratios are not encouraging since the funds invested are a multiple of low margin sales.

Given the high overhead, management's reduction forecast notwithstanding, product operations are hostage to 1st round retail acceptance. The current cash position of $8.6 million, together with $4 million from recurring royalties, can fund only limited new product development while sustaining sales. Further, I consider it unrealistic to think REFAC can underwrite the brand development work needed to compete in the consumer electronics marketplace.

REFAC's cumulated consumer electronics initiative may have created value, but not commensurate with the $10+ million invested and the consequent decimation of the acquired product development business. With the securities accounts now empty, I think the product development cycle will be narrow and short.

Outlook

As shown in the attached forecast, the fourth quarter is likely to be at break-even. The preliminary guess for 2002 is a loss of $1 million. This loss is in addition to the material write-off arising from the "fair value accounting" that the Company has (inappropriately) scheduled for the second quarter of 2002.

In my opinion, the failure of the product strategy will be evident within the next 12 months. At that point, the Company will confront a re-organization.

Investment Opinion

Does the prospective re-org offer opportunities to shareholders? In my opinion, the value of recurring royalties and REFAC's (dormant) credibility as a creative licensor has a value exceeding $6.00 per share. This must be adjusted for the uncertain values and liabilities arising from the electronics venture. Further, there can be no assurance the board of directors will act in a timely and constructive manner. Accordingly, REFAC shares are highly speculative.

Investor cannot rely on current management to create value. Their stewardship has caused significant diminution of REFAC's financial position, profitability and valuation. Five years of positive avowals from management has failed to deliver a single tangible financial success. In my opinion, the Company management lacks the financial experience needed to create profitable business alternatives. I can personally attest they are unreceptive to third party advice.

The shares nonetheless offer value to aggressive, risk tolerant investors. In my opinion, the appropriate corporate strategy is to insulate the recurring royalty streams from the unwinding of various employment and trade agreements. Whether the shareholders benefit depends on (i) salvage value of service and product investments and (ii) the success with which future royalties are re-invested.

I think there is enormous opportunity to create value by leveraging REFAC's reputation for technology licensing and patent enforcement. The environment will be receptive to a "restored" REFAC. Will the board?

David A. Lang
201-592-2333
DAL51@aol.com

Disclosure Note: David Lang is a stockholder and former officer & director of REFAC. Additionally, he is a registered stockbroker and may be active as buyer, seller or agent with respect to REFAC shares.

Accredited& institutional investors are invited to contact David Lang for additional information.

Forecast

REFAC

REFAC P&L Data	2002E	2001E	9mos01	3Q01	6mos01	2Q01	1Q01	2000
Revenue	**17-Nov**	**17-Nov**						
Licensing of intellectual property rights	3,000	3,300	2,354	719	1,635	894	741	3,989
Gains & dividends from licensing-related securities	-	1,828	1,828	-	1,828	588	1,240	5,054
Creative Consulting services	3,500	5,000	4,055	1,216	2,839	1,327	1,512	6,497
Manufacture & marketing of consumer products	4,000	3,500	1,939	1,487	452	411	41	905
Dividend income from license-related securities		above	-	-				above
Dividend and interest income	250	525	432	92	340	135	205	569
Other			-	-		-		
Total Revenues	10,750	14,153	10,608	3,514	7,094	3,355	3,739	17,014
Costs and Expenses								
Licensing -related activities	600	700	494	170	324	278	46	1,398
Creative service expenses	3,000	3,500	2,680	781	1,899	930	969	4,255
Consumer product sales costs	3,200	2,600	1,418	1,069	349	315	34	590
Selling, general and administrative expenses	6,000	6,000	4,609	1,344	3,265	1,401	1,864	6,210
Other								
Total Costs and Expenses	12,800	12,800	9,201	3,364	5,837	2,924	2,913	12,453
Gross profit	***3,700***	***5,000***	***6,016***	***1,494***	***2,354***	***1,109***	***1,245***	***5,148***
Operating profit	***(2,300)***	***(1,000)***	***(421)***	***150***	***(911)***	***(292)***	***(619)***	***(1,062)***
Gross profit%	***65%***	***58%***	***57%***	***43%***	***52%***	***42%***	***54%***	***45%***
SG&A %	***57%***	***51%***	***43%***	***38%***	***66%***	***53%***	***81%***	***55%***
Operating %						***-11%***	***-27%***	***-9%***
Income before taxes on income	(2,050)	1,353	1,407	150	1,257	431	827	4,561
Tax rate	36%	36%	38%	72%	34%	29%	36%	36%
Provision for income tax	(738)	487	532	108	424	126	298	1,632
Net Income	(1,312)	866	875	42	833	305	529	2,929
Net %	-12%	6%			12%	9%	14%	17%
Shares Outstanding	3,795	3,795			3,798		3,795	
Diluted EPS	-0.35	0.23	0.23	0.01	0.22	0.24	0.14	0.77

David A. Lang
250 West 94th Street
New York, NY 10025
917-846-3536 DAL51@aol.com

February 25, 2002


FEB 27 2002
WASH. D.C.

VIA EXPRESS MAIL
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Subject: Second Reply to REFAC/Skadden Brief to omit Lang shareholder proposal

Madams and Sirs:

The REFAC/Skadden letter of February 15, 2002 makes the point that I fail to "challenge, refute or distinguish the extensive authority and precedent cited in {Skadden's} January 18 letter." If the Commission intends to require shareholders to use legal counsel, this is a punitive threshold for an assertion of shareholder rights under Rule 14A-8.

As stated in my previous letter, I rely on the common sense of the Commission for the application of law. I continue to believe REFAC/Skadden's opposition to my advisory Proposal is a wasteful and self-serving action. I continue to believe that REFAC's record of unsatisfactory management will be evident to Commission and Staff, just as it is to the many stockholders who contacted me after I publicly disclosed my Proposal submission via a news release of February 14, copy enclosed.

I do, however, take specific exception to Skadden's repeated assertion that my Proposal includes false, misleading and inflammatory statements. Again, Skadden fails to identify a single instance of such language or content. By letter copy, I am advising REFAC/Skadden that I consider these allegations injurious to me and my business.

The appearance of five former Securities and Exchange Commission chairmen before the Senate Banking Committee on Tuesday, February 12 underscores the importance of strengthening audit committees and revamping oversight of independent professionals. The monetary and employment effects of REFAC actions are insignificant; but the policy impacts loom larger. Unless we, as shareholders, are able to protect our rights in this small corporate setting, the prospects of containing abuse in larger spheres are diminished.

The concluding section of the Skadden letter contains an apparent request to confer with the Staff before the issuance of a response. While I do not see the purpose of such contact, I ask that you advise me if you accede to their request and afford me a corresponding opportunity.

REFAC/Skadden object to my request for compulsory electronic delivery of documents. Their failure to do so increases the delay, imprecision and expense of disseminating appropriate disclosure information. A finding that REFAC should make public correspondence electronically available (MS format preferred) would be helpful to REFAC shareholders. Such a finding would also be consistent with the Commission's important policies of encouraging adoption of communication technology and establishing improved levels of compliance disclosure.

With the highest respect,

Sincerely,



David A. Lang

cc: Robert L. Tuchman, REFAC
Richard Grossman, Skadden, Arps

Enclosures: 021402 News, Announce REF Campaign

Six copies

Business address: *HFW Inc.*
400 Kelby Street @ Parker Plaza
Fort Lee, NJ 07024
Tel 201-592-2334

HFW News

HFW Inc. *400 Kelby Street @ Parker Plaza* *Fort Lee, New Jersey 07024*

Contact: David A. Lang
201-592-2334
chief.warrior@HedgeFundWarrior.com

Release to PR Newswire et al. February 14, 2002

HFW Inc. announces REFAC governance campaign

Fort Lee, NJ --- David A. Lang, Chief and President of HFW, announces his intention to organize a coalition of investors to influence & control REFAC (REF), an American Exchange-listed company located in Edgewater, New Jersey. HFW is a newly established developer of corporate governance software.

Lang asserts that the current management and board of REFAC have depleted Company funds in unwise acquisitions and ventures. He further asserts his opinion that the Company is not governed in shareholder interests.

Lang reports "I submitted a shareholder proposal in accordance with Rule 14-A8. The Company authorized Skadden Arps to file an extensive brief seeking a safe harbor to omit my proposal. I have replied to the SEC, and will encourage other shareholders to do so, as well".

For further information, visit

HedgeFundWarrior.com
Beta date: April 1, 2001

Stop

HFW is a software development company and is the owner of the patent-applied Network & Method of Active Investing.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 27, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Refac
Incoming letter dated January 18, 2002

The proposal requests that the board take the necessary steps to change the public accounting firm engaged for the annual independent audit and to amend and improve corporate disclosure practices.

There appears to be some basis for your view that Refac may exclude the proposal under rule 14a-8(i)(7), as relating to Refac's ordinary business operations (i.e., changing the current auditor and the disclosure of ordinary business matters). Accordingly, we will not recommend enforcement action to the Commission if Refac omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Refac relies.

Sincerely,



Grace K. Lee
Attorney-Advisor